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                          [LETTERHEAD OF ABGENIX, INC.]

February 9, 2001

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Ms. Carol McGee

         Re:      Abgenix, Inc.
                  Registration Statement on Form S-1, SEC File No. 333-49862
                  ----------------------------------------------------------

Dear Ms. McGee:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Abgenix, Inc., a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-49862, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on November 13, 2000.

         Pursuant to the Registration Statement, the Registrant proposed to register shares of its common stock to be issued upon the exchange or redemption of special shares issued by a subsidiary of the Registrant. In light of comments received from the Commission staff regarding such registration, the Registrant has determined not to proceed with the registration. Accordingly, the Registrant hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

         If you have any questions regarding this matter, please call me at
(510) 608-6500, or our counsel, Peter T. Healy, at (415) 984-8833.

         Thank you.

                                           Sincerely,

                                           Abgenix, Inc.

                                           By:      /s/ Kurt W. Leutzinger
                                               --------------------------------
                                                    Kurt W. Leutzinger
                                                    Chief Financial Officer
cc:      Peter T. Healy, Esq.